EXHIBIT 12.3
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						September 30,
	2005	2006	2007	2008	2009	2010
Fixed Charges:
Interest	$ 55	$ 78	$ 78	$ 68	$ 75	$ 54
Interest portion of annual rentals	3	4	3	2	1	1
Preferred dividends of subsidiary (1)	2	2	2	2	2	1
Total fixed charges	60	84	83	72	78	56
Preferred stock dividends (1)	6	6	6	6	6	4
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 66	$ 90	$ 89	$ 78	$ 84	$ 60
Earnings:
Pretax income from continuing operations	$ 325	$ 426	$ 408	$ 394	$ 415	$ 347
Total fixed charges (from above)	60	84	83	72	78	56
Less: Interest capitalized	-	1	1	-	1	-
Less: Preferred dividends of subsidiary (1)	1	1	1	1	2	1
Total earnings for purpose of ratio	$ 384	$ 508	$ 489	$ 465	$ 490	$ 402
Ratio of earnings to combined fixed charges and preferred stock dividends	5.82	5.64	5.49	5.96	5.83	6.70

Ratio of earnings to fixed charges	6.40	6.05	5.89	6.46	6.28	7.18

(1)

In computing this ratio, “Preferred dividends of subsidiary” and "Preferred stock dividends" represent the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.